Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 25, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mark Wojciechowski, John Cannarella, Kevin Dougherty, Laura Nicholson

Re:	Constellation Acquisition Corp I Registration Statement on Form S-1 Registration File No. 333- 251974

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Constellation Acquisition Corp I (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on January 26, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute approximately 100 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others through January 26, 2021.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Deutsche Bank Securities Inc.

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

By:	/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Kyle McDonnell
	Name:	Kyle McDonnell
	Title:	Executive Director